UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)

                            Exide Electronics Group, Inc.
                                   (Name of Issuer)

                             Common Stock, $.01 Par Value
                            (Title of Class of Securities)

                                        302052
                                    (CUSIP NUMBER)

                                   Diane S. Eismont
                                      Secretary
                                      DQE, Inc.
                                   301 Grant Street
                                Pittsburgh, PA  15279
                                    (412) 393-6080
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   with a copy to:

                                Victor A. Roque, Esq.
                          Vice President and General Counsel
                                      DQE, Inc.
                                   301 Grant Street
                                Pittsburgh, PA  15279

                                     June 1, 1995
               (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

          Check the following box if a fee is being paid with the statement
          [ ].

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 o f the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


          CUSIP NO. 302052               13D

             1    NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  DQE, INC.

             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                                     (b) X


             3    SEC USE ONLY



             4    SOURCE OF FUNDS*

                  AF

             5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Pennsylvania


                NUMBER OF       7   SOLE VOTING POWER
                  SHARE
              BENEFICIALLY          0
                OWNED BY
                  EACH          8   SHARED VOTING POWER
                REPORTING
               PERSON WITH          933,750 shares (See Item 5)

                                9   SOLE DISPOSITIVE POWER

                                    0

                                10  SHARED DISPOSITIVE POWER

                                    933,750 shares (See Item 5)

             11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  933,750 shares (See Item 5)

             12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.02%

             14   TYPE OF REPORTING PERSON*

                  CO

                         *SEE INSTRUCTIONS BEFORE FILLING OUT


          CUSIP NO. 302052               13D

             1    NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  DUQUESNE ENTERPRISES, INC.

             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                                     (b)  X

             3    SEC USE ONLY


             4    SOURCE OF FUNDS*

                  WC

             5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Pennsylvania


                NUMBER OF       7   SOLE VOTING POWER
                  SHARE
              BENEFICIALLY          0
                OWNED BY
                  EACH          8   SHARED VOTING POWER
                REPORTING
               PERSON WITH          933,750 (See Item 5)

                                9   SOLE DISPOSITIVE POWER

                                    0

                                10  SHARED DISPOSITIVE POWER

                                    933,750 (See Item 5)

             11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  933,750 shares (See Item 5)

             12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.02%

             14   TYPE OF REPORTING PERSON*

                  CO

                         *SEE INSTRUCTIONS BEFORE FILLING OUT


          CUSIP NO. 302052               13D      13D

             1    NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  THOMAS A. HURKMANS

             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                                     (b)  X


             3    SEC USE ONLY



             4    SOURCE OF FUNDS*

                  PF

             5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.


                NUMBER OF       7   SOLE VOTING POWER
                 SHARES
              BENEFICIALLY          2,526 shares (See Item 5)
                OWNED BY
                  EACH          8   SHARED VOTING POWER
                REPORTING
               PERSON WITH          0

                                9   SOLE DISPOSITIVE POWER

                                    2,526 shares (See Item 5)

                                10  SHARED DISPOSITIVE POWER

                                    0

             11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  2,526 shares (See Item 5)

             12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .03%

             14   TYPE OF REPORTING PERSON*

                  IN

                         *SEE INSTRUCTIONS BEFORE FILLING OUT


                   This Amendment No. 3 amends the statement on Schedule 13D filed with the Commission on February 21, 1995 (the "Statement") as amended by Amendment No. 1 to the Statement filed with the Commission on April 14, 1995 and Amendment No. 2 to the Statement filed with the Commission on April 27, 1995 ("Amendment No. 2") with respect to the common stock, par value $.01 per share (the "Common Stock"), of Exide Electronics Group, Inc., a Delaware corporation (the "Issuer"). Terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement.

          Item 1.   Security and Issuer

                    The information provided in Item 1 has not changed since the filing of Amendment No. 2.

          Item 2.   Identity and Background

                    The information provided in Item 2 has not changed since the filing of Amendment No. 2.

          Item 3.   Source and Amount of Funds

                    Except as otherwise expressly indicated below, the information provided in Item 3 has not changed since the filing of Amendment No. 2.

                    DQE does not own any shares of Common Stock directly. Other than through its wholly-owned subsidiary, Duquesne Enterprises, DQE does not beneficially own any shares of the Common Stock.

                    Duquesne Enterprises is the record and beneficial owner of 933,750 shares of the Common Stock. Of the 933,750 shares beneficially owned by Duquesne Enterprises, 526,250 shares were issued to Duquesne Enterprises upon conversion, pursuant to the Reorganization Agreement attached hereto as Exhibit A, of 25,000 shares of Series B Cumulative Convertible Preferred Stock (the "IPM Series B Preferred Shares") of International Power Machines Corporation, a Delaware corporation ("IPM"), held by Duquesne Enterprises. Duquesne Enterprises acquired the IPM Series B Preferred Shares at an aggregate purchase price of $2,500,000. The source of all the funds used by Duquesne Enterprises to acquire the IPM Series B Preferred Shares was a contribution to capital to Duquesne Enterprises by DQE. The funds contributed by DQE to Duquesne Enterprises were obtained from the working capital of DQE and were not the result of a loan or other borrowing arrangement. Seventy thousand (70,000) of the shares beneficially owned by Duquesne Enterprises were acquired by Duquesne Enterprises through a contribution to capital from DQE. DQE had acquired the 70,000 shares through a dividend on April 4, 1995 from DQE's wholly-owned subsidiary, Montauk, Inc. Montauk, Inc. acquired the 70,000 shares of Common Stock in an open market transaction on March 7, 1995, at a purchase price of $16.50 per share for an aggregate purchase price of $1,157,800 including brokerage commissions. The funds used by Montauk, Inc. to acquire the Common Stock were obtained from the working capital of Montauk.

                    The following table shows Duquesne Enterprises' acquisition, in open-market transactions, of the remainder of the 933,750 shares of the Common Stock.

                                                           Aggregate
                               Shares                      Purchase
                Date          Acquired      Price/Share      Price

           April 10, 1995     15,000          $16.375   $   245,625
           April 18, 1995     64,000           16.500     1,056,600
           April 19, 1995     21,000           16.375       343,875
           April 26, 1995     10,000           16.250       162,500
           May 3, 1995        27,500           14.875       409,063
           May 3, 1995         7,500           14.750       110,625
           May 5, 1995         7,500           15.875       119,063
           May 9, 1995        25,000           16.125       403,125
           June 1, 1995       10,000           17.875       178,750
           June 2, 1995       10,000           18.250       182,500
           June 6, 1995       15,000           21.000       315,000
           June 7, 1995       45,000           21.000       945,000
           June 7, 1995       15,000           20.875       313,125
           June 8, 1995       35,000           20.875       730,625
           June 8, 1995       15,000           20.750       311,250
           June 8, 1995       15,000           20.500       307,500

          The source of funds used for Duquesne Enterprises purchases of the above common stock was the working capital of Duquesne Enterprises, which consisted partly of contributions to capital from DQE and funds from a revolving credit facility.

          Item 4.   Purpose of the Transaction

                    The information provided in Item 4 has not changed since the filing of Amendment No. 2.

          Item 5.   Interest in Securities of the Issuer

                    Except as otherwise expressly indicated below, the information provided in Item 5 has not changed since the filing of Amendment No. 2.

                    (a) DQE owns no shares of Common Stock other than through its wholly-owned subsidiary Duquesne Enterprises.
          Through such subsidiary, DQE beneficially owns 933,750 shares of Common Stock representing approximately 12.02% of the outstanding shares of Common Stock. Duquesne Enterprises directly and beneficially owns 933,750 shares of Common Stock representing approximately 12.02% of the outstanding shares of Common Stock. For detailed information on Duquesne Enterprises' acquisition of these shares, see Item 3 above. Duquesne Enterprises shares the power to vote or direct the vote and the power to dispose or direct the disposition of such shares with DQE as a result of DQE's status as the sole shareholder of Duquesne Enterprises. Other than as described herein, to the knowledge of the Reporting Persons, the executive officers and directors of each of DQE and Duquesne Enterprises, other than in their respective capacities as officers and/or directors of DQE and Duquesne Enterprises, have no interest in, power to vote or direct the vote of, or power to dispose or direct the disposition of any of such shares. Hurkmans directly owns 2,526 shares of Common Stock representing approximately .03% of the outstanding shares of Common Stock. Hurkmans has the sole power to vote or direct the vote of such shares and to dispose or direct the disposition of such shares. Hurkmans does not share the power to vote or to direct the vote or to dispose or direct the disposition of any of such shares.

                    The number of shares of Common Stock beneficially owned by the Reporting Persons and the percentage of the outstanding shares of Common Stock represented thereby have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership of DQE, Duquesne Enterprises and Hurkmans, respectively, are based on 7,770,873 outstanding shares of the Issuer's Common Stock as stated in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

                    (b) Given that DQE is the sole shareholder of Duquesne Enterprises, DQE and Duquesne Enterprises share with each other the power to vote and dispose of the Common Stock beneficially owned by each of them. Hurkmans has the sole power to vote and dispose of the shares of Common Stock beneficially owned by him.

                    (c) Other than the transactions described in Item 3 above, DQE, Duquesne Enterprises and Hurkmans have not entered into any transactions regarding the securities of the Issuer during the last sixty days.

                    (d) Not Applicable.

                    (e) Not Applicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer

                    The information provided in Item 6 has not changed since the filing of the Amendment No. 2.

          Item 7.   Material to be Filed as Exhibits

                    The information provided in Item 7 has not changed since the filing of Amendment No. 2.


          Signatures

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


          Dated:  June 9, 1995

                                DQE, INC.



                                By:    /s/ Gary L. Schwass
                                    _____________________________________
                                    Name:  Gary L. Schwass
                                    Title: Executive Vice President,
                                           Chief Financial Officer and Treasurer


                                DUQUESNE ENTERPRISES, INC.



                                By:    /s/ James D. Mitchell
                                    _____________________________________
                                    Name:  James D. Mitchell
                                    Title: President



                                THOMAS A. HURKMANS

                                      /s/ Thomas A. Hurkmans
                                _________________________________________